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WRITER'S DIRECT LINE
202 682-7296

January 6, 2003

SUPPL

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

RECD S.E.C.
JAN 6 - 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

dlw 1/22

DC1:\132053\01\2TW501!.DOC\50627.0004

Press Release issued by Greencore Group plc on January 2, 2003

Mr. Sean P FitzPatrick, who was appointed a director of Greencore Group plc with effect from 1 January, 2003, has informed the company that he is the beneficial owner of 20,700 ordinary shares of €0.63 each which shares were acquired prior to his appointment as non-executive director of the company.